New Found Gold Provides Hammerdown Update

• Delivery to the Mill nearing steady-state requirements, with gold reconciling from the block model to the Mill

• Fully staffed with 40 new jobs created to date and over 90% of new hires from the province

• Project remains on schedule for commercial production in H2/26

VANCOUVER, British Columbia - June 11, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) is pleased to provide an update on New Found Gold's 100% owned Hammerdown Gold Project ("Hammerdown" or the "Project"), currently advancing towards commercial production in Newfoundland and Labrador, Canada.  Hammerdown, which includes the Hammerdown deposit and the Pine Cove Mill ("Pine Cove" or the "Mill") was acquired by the Company as a strategic acquisition of the permitted Mill to fast-track production at its 100% owned flagship Queensway Gold Project ("Queensway"; see the New Found Gold press release dated November 13, 2025).

"We continue to make steady progress towards our objective of achieving commercial production at Hammerdown in H2/26, where we anticipate a run rate of 20,000 to 25,000 ounces of gold produced per year at an all-in sustaining cost of approximately US$2,500 per ounce, in line with our recently completed preliminary economic assessment,1,2," stated Keith Boyle, CEO of New Found Gold. "Since completing the Hammerdown acquisition, we have put the people and processes in place and are continuing to commission the necessary infrastructure. Our achievements to date are a result of the hard work and dedication of our Hammerdown team, under the guidance of COO Robert Assabgui, Mill Manager Dwight Goudie and new General Manager, Mines, Mark Ross. I would like to welcome Mark; he has made a significant impact in his short time with the Company."

The Company has completed key advancements at both the Hammerdown deposit and the Mill. With gold production ramping up the Project remains on track for commercial production in H2/26 (Figures 1, 2 and 3). Key advancements since the acquisition of Hammerdown include:

  Health & Safety:
    Zero Lost Time Incidents and Total Recordable Incident Frequency Rate of 0 after a total of over 105,000 person-hours worked in 2026.
  Mining Preparedness:
    Production mining, drilling and haulage contracts with Newfoundland-based contractors in place; additional key contracts being finalized.
    Completion of overburden stripping in Q1/26 for the Phase I pit.
    Main access ramp established and extended as the benches advance.

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1 See New Found Gold's and Technical Report titled "New Found Gold Corp. Hammerdown Gold Project Preliminary Economic Assessment, Newfoundland and Labrador, Canada", with an effective date of February 18, 2026, prepared by WSP Canada Inc.
2 The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not demonstrate economic viability. No Mineral Reserves are defined for the Project.

    Delivery of mineralized material to the Pine Cove Mill achieving the design criteria of 700 tonnes per day ("tpd") outlined in the Hammerdown preliminary economic assessment ("PEA"), with stockpiling of lower grade material.
    Continuous improvements in grade control practices resulting in a notable increase in the head grade being delivered to the Mill and approaching the grade outlined in the PEA.
    Civil works construction on schedule for completion by end of Q3/26.
    Construction of permanent crushing plant and sorting plant on schedule for completion by end of Q4/26.
  Mill Infrastructure:
    Mill initially commissioned with on-site low-grade stockpiles, transitioned to Hammerdown mineralized material in Q3/25.
    Consistently improved recoveries through the ramp up to achieve PEA design criteria of 87% in mid-Q2/26.
    Consistently improved throughput during the ramp up, with peak throughput of 1,394 tpd achieved and throughput consistently exceeding PEA design criteria of 700 tpd.
    Completion of mineralized material storage shed and ball mill conveyor feeding system in Q1/26 leading to improved performance.
  Human Resources:
    Hiring of 50 new personnel to the end of Q2/26, including all key positions, with over 90% of new hires from NL, 40 new jobs created to date and 60% of the workforce living within an hour's drive of their place of work. A total of workforce of 264, comprised of 76 employees and 188 contractors, currently work at Hammerdown.
  Schedule:
    The Project is on track and expected to reach commercial production in H2/26.

Figure 1. Hammerdown gold bar (left) and gold pour (right).

Hiring and Appointment of Key Personnel

The Company is pleased to announce the appointment of Mark Ross, P.Geo. to the position of General Manager, Mines. Mr. Ross, who is based in Springdale, NL, will be responsible for building the infrastructure required to support the Phase I mining plan at the Queensway Gold Project and Hammerdown and brings with him over 20 years of progressive leadership in mine geology and technical services across gold, copper, and diamond operations. His extensive experience spans grade control, resource modeling, mine planning, and team development. Mr. Ross has a proven track record of successfully integrating engineering, geology and operational teams. Most recently, Mr. Ross served as Hammerdown Mine Manager, where he built the team, established processes and procedures, and led the ramp-up of mining operations. Previously, he served as Queensway Site Manager, where he oversaw site exploration activities. Mark's leadership has consistently fostered high performing operational teams.

The Company has hired an additional 50 personnel since the completion of the Hammerdown acquisition, who are working at the Hammerdown deposit and the Mill, with a further 14 personnel scheduled to begin in June. Key positions filled by New Found Gold include General Manager, Chief Mine Geologist, Safety and Environment Coordinator, Metallurgist, Manager of Processing Projects and Exploration Manager.

A total of 40 new jobs have been created. In keeping with the Company's local-first hiring strategy, over 90% of the new full-time and student team members are from NL. A total of 76 and 188 employees and contractors, respectively, currently work at Hammerdown.

Operations

Gold is reconciling from the Hammerdown deposit block model to the Mill. Key practices, including grade control drilling, have been established and have yielded notable improvements in the grade being delivered to the Mill.

The Mill was commissioned on low grade stockpiles through Q3/25 and key infrastructure and a handling system was commissioned in Q1/26. Construction and engineering of new regrind mills to replace the current regrind mill is ongoing and anticipated to be commissioned in Q4/26. Gold recovery is averaging approximately 87% and is anticipated to increase to approximately 92% following the conversion of the Mill from a flotation - Merrill-Crowe circuit to a gravity - carbon-in-leach ("CIL") circuit.

Drilling

The Hammerdown deposit is a high-grade narrow vein deposit, previously mined using selective underground methods in a lower gold price environment, and currently being mined by the Company by open pit methods. The majority of the gold in the mineral resource is located in proximity to the previously mined workings. A total of 20,000 metres (m) of grid-based 5 by 5 m grade control drilling commenced in early Q2/26 and is expected to be completed over a 2-year period. Approximately 7,000 m has been completed to date. This drilling, which is used to optimize the mine production schedule, is progressing well and has yielded improvements in the grade being delivered to the Mill. A 10,000 m mineral resource conversion and condemnation drill program is planned for 2026. The mineral resource conversion drilling is designed to convert inferred resources to a higher confidence level in the Phase II Hammerdown pit, which is scheduled for the commencement of mining in 2028. The results are also anticipated to inform a mineral resource estimate update in 2027.

Figure 2. Hammerdown deposit.

Figure 3. Pine Cove Mill.

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not demonstrate economic viability. No Mineral Reserves are defined for the Project.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under National Instrument 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in the fully funded Queensway and Hammerdown, which includes the Hammerdown deposit as well as milling and tailings facilities at Pine Cove. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to its Hammerdown Gold Project in Newfoundland and Labrador, Canada;  the anticipated start of commercial production at Hammerdown in H2/26; the anticipated run rate at Hammerdown of 20,000 to 25,000 ounces of gold produced per year at an all-in sustaining cost of approximately US$2,500 per ounce; the continuing commissioning of the necessary infrastructure; finalization of additional key contracts; advancement of the benches; delivery of mineralized material to the Pine Cove Mill achieving the design criteria of 700 tpd; continuous improvements in grade control practices resulting in a notable increase in the head grade being delivered to the Mill and approaching the grade outlined in the PEA; civil works construction being on schedule for completion by end of Q3/26; construction of permanent crushing plant and sorting plant being on schedule for completion by end of Q4/26; consistently improved recoveries through the ramp up to achieve PEA design criteria of 87% in mid-Q2/26; consistently improved throughput during the ramp up, consistently exceeding PEA design criteria of 700 tpd; hiring of new personnel to the end of Q2/26, with over 90% of new hires from NL; the Project being on track and expected to reach commercial production in H2/26; a further 14 personnel being scheduled to begin work in June; construction and engineering of new regrind mills to replace the current regrind mill anticipated to be commissioned in Q4/26; anticipated increase in gold recovery following to approximately 92% following the conversion of the Mill from a flotation - Merrill-Crowe circuit to a gravity - CIL circuit ; a total of 20,000 m of grid-based 5 by 5 m grade control drilling commenced in Q2/26 expected to be completed over a 2-year period; a 10,000 m mineral resource conversion and condemnation drill program planned for 2026; the scheduled commencement of mining at the Phase II Hammerdown pit in 2028; the anticipated impact of the drilling results on a mineral resource estimate in 2027; and the focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interprets", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.